December 16, 2019

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedin Circle
Santa Clara, California, 95054

       Re: Chegg, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 25, 2019
           File No. 001-36180

Dear Mr. Brown:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology